Exhibit 99.1

OceanPal Inc. Announces 2026 Annual General Meeting of Shareholders to be Held on June 16, 2026
ATHENS, Greece and NEW YORK, May 13, 2026 /PRNewswire/ — OceanPal Inc. (NASDAQ: SVRN) today announced that its 2026 Annual General Meeting of Shareholders (the "Annual Meeting") will be held on Tuesday, June 16, 2026, at 11:00 a.m. Eastern Time, at 151 West 43rd Street, New York, New York.
Shareholders of record as of the close of business on May 8, 2026 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. The Company's proxy statement and proxy card are being mailed to shareholders on or about May 13, 2026, and will be available on the Company's website at www.oceanpal.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.
Shareholders are encouraged to review the proxy materials and to vote their shares in accordance with the instructions provided. Shareholders who hold shares through a broker, bank, or other nominee should follow the voting instructions provided by their nominee.
About OceanPal Inc.
OceanPal Inc. (NASDAQ: SVRN) is a diversified operating company that combines global shipping transportation services with a digital asset treasury strategy anchored in the NEAR Protocol blockchain. Through its wholly-owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. The Company's maritime division owns and operates a fleet of three vessels—two Panamax dry bulk carriers and one MR2 product tanker—engaged in the seaborne transportation of bulk commodities including iron ore, coal, and grain, as well as refined petroleum products. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation across both business segments.
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, the highly volatile nature of the price of NEAR Protocol tokens and other digital assets, changes in demand for dry bulk and petroleum products shipping capacity, changes in the Company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities with respect to both maritime and digital asset activities, significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires, and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.